LIST OF SUBSIDIARIES

	Jurisdiction of	%
Name of Subsidiary	Organization	Ownership
China Green Refractories	British Virgin Islands	100%
Alex Industrial Investment Limited	Hong Kong	100%
Zhengzhou Annec Industrial Co., Ltd.	People’s Republic of China	100%